                                                                     SCHEDULE I

                            ELJER INDUSTRIES, INC.
                             17120 DALLAS PARKWAY
                              DALLAS, TEXAS 75248

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

  This Information Statement is being mailed on or about December 20, 1996, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), to holders of record of the common stock, par value $1.00 per share (the "Common Stock"), of Eljer Industries, Inc., a Delaware corporation (the "Company"), at the close of business on December 18, 1996. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election to the Company's Board of Directors (the "Board" or the "Board of Directors") of persons to be designated by Zurn Industries, Inc., a Pennsylvania corporation ("Parent"). Pursuant to the Merger Agreement, upon the acquisition by Zurn Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), of at least 50.1% of the outstanding shares of Common Stock (each, a "Share" and collectively, the "Shares") on a fully diluted basis pursuant to the Offer (as defined below), and from time to time thereafter, Parent will be entitled to designate such number of directors ("Parent's Designees"), as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, that number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board at such time (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares purchased by Purchaser pursuant to the Offer bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Merger Agreement provides, however, that at all times prior to the effective time of the Merger (the "Effective Time"), the Board shall include at least two of the directors then in office who were directors on December 14, 1996 and who voted to approve the Merger Agreement ("Continuing Directors"). The Merger Agreement requires the Company, at the request of Parent, to take all action necessary, including increasing the size of the Board or using its reasonable best efforts to secure the resignations of incumbent directors, to cause Parent's Designees to be elected to the Board under the circumstances described therein.

  This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 20, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 21, 1997, unless extended in accordance with its terms.

  The information contained in this Information Statement concerning Purchaser and Parent and Parent's Designees has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               VOTING SECURITIES

  The only voting security of the Company outstanding is its Common Stock. As of December 13, 1996, there were 7,153,657 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information as of December 13, 1996 (except as otherwise noted in footnote (2) below) with respect to the persons known to the Company to be the beneficial owners of more than five percent of the outstanding Shares of Common Stock.

                                                               COMMON STOCK
                                                            BENEFICIALLY OWNED
                                                          ----------------------
NAME AND ADDRESS OF                                         NUMBER     PERCENT
  BENEFICIAL OWNER                                        OF SHARES  OF CLASS(1)
-------------------                                       ---------- -----------
Gabelli Funds, Inc....................................... 785,400(2)    11.0%
 655 Third Avenue
 New York, New York 10017
James P. Lennane......................................... 479,400(3)     6.7%
 4820 Bayshore Drive, Suite D
 Naples, Florida 33962

--------
(1) As of December 13, 1996, there were outstanding 7,153,657 shares of Common Stock.

(2) The number of Shares is based on information contained in a Schedule 13D, as amended through Amendment No. 18 thereto, filed with the Securities and Exchange Commission (the "SEC") by Gabelli Funds, Inc. and certain of its affiliates, which reflects their beneficial ownership of Shares as of December 16, 1996. According to the filing, Gabelli Funds and such affiliates reported that they may be deemed to have sole voting power with respect to 745,400 Shares and sole dispositive power over 785,400 Shares.

(3) The number of Shares is based on information contained in a Schedule 13D, as amended through Amendment No. 7 thereto, filed with the SEC by James P. Lennane, Bette M. Byouk and Susan Kahl Lennane which reflects their beneficial ownership of Shares as of October 31, 1996. According to the filing, Mr. Lennane reported that he may be deemed to have sole voting and dispositive power over 476,400 Shares and Ms. Byouk and Ms. Lennane each reported that they may be deemed to have sole voting and dispositive power over 1,000 and 2,000 Shares, respectively.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth as of December 13, 1996 the beneficial ownership of Common Stock by each director of the Company, each named executive officer listed in the Summary Compensation Table appearing in this Information Statement and all directors and executive officers as a group.

                                                              COMMON STOCK
                                                           BENEFICIALLY OWNED
                                                           -------------------
                                                             NUMBER   PERCENT
                                                           OF SHARES  OF CLASS
                                                           ---------- --------
Directors
 Scott G. Arbuckle........................................ 246,554(1)   3.3%
 John H. Deininger........................................  21,553(2)    *
 Walter C. Minnick........................................   9,561(2)    *
 Frank J. Morgan..........................................  36,159(2)    *
 Paul E. Price............................................   4,008(2)    *
 C. A. Rundell, Jr........................................   8,469(2)    *
Named Executive Officers (excluding any director named
 above) and Group
 James A. Harris..........................................  80,994(3)   1.1%
 James F. Thomason........................................  83,824(4)   1.2%
 George W. Hanthorn.......................................  33,308(5)    *
 G. Michael Morrell.......................................  38,000(6)    *
 All directors and executive officers as a group (14
 persons)................................................. 683,780(7)   8.9%

--------
*Beneficial ownership represents less than one percent of the outstanding Common Stock.

(1) Includes 214,173 Shares Mr. Arbuckle has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 10,131 Shares held for the account of Mr. Arbuckle under the Eljer Tax Reduction Investment Plan ("TRIP"), with respect to which Mr. Arbuckle has sole voting power and dispositive power, subject to the terms of the TRIP; 16,600 Shares held jointly by Mr. Arbuckle and his wife with respect to which they share voting and dispositive power; and 5,650 Shares with respect to which Mr. Arbuckle has sole voting and dispositive power.

(2) The beneficial owner has sole voting and investment power with respect to all Shares listed.

(3) Includes 68,100 Shares Mr. Harris has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 2,744 Shares held for the account of Mr. Harris under the TRIP with respect to which Mr. Harris has sole voting power and dispositive power, subject to the terms of the TRIP; 5,150 Shares with respect to which Mr. Harris has sole voting and dispositive power; and 5,000 restricted Shares with respect to which Mr. Harris has sole voting power, but no dispositive power. The restricted period for the 5,000 restricted Shares, which were granted in 1994, terminates on February 15, 1997 (or, if earlier, upon consummation of the Offer).

(4) Includes 68,700 Shares Mr. Thomason has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 3,529 Shares held for the account of Mr. Thomason under the TRIP, with respect to which Mr. Thomason has sole voting power and dispositive power, subject to the terms of the TRIP; 3,695 Shares with respect to which Mr. Thomason has sole voting and dispositive power; 1,300 Shares held by Mr. Thomason' s wife with respect to which she has sole voting and dispositive power; and 6,600 restricted Shares, with respect to which Mr. Thomason has sole voting power, but no dispositive power. The restricted period for those 6,600 restricted Shares, which were granted in 1996, terminates on February 20, 1999 (or, if earlier, upon consummation of the Offer).

(5) Includes 31,700 Shares Mr. Hanthorn has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); and 1,608 Shares held for the account of Mr. Hanthorn under the TRIP with respect to which Mr. Hanthorn has sole voting power and dispositive power, subject to the terms of the TRIP.

(6) Includes 14,000 Shares Mr. Morrell has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 10,000 Shares with respect to which Mr. Morrell has sole voting and dispositive power; and 14,000 restricted Shares, with respect to which Mr. Morrell has sole voting power, but no dispositive power. The restricted period for 10,000 restricted Shares, which were granted in 1994, terminates on April 19, 1997 (or, if earlier, upon consummation of the Offer) and the restricted period for the remaining restricted Shares, which were granted in 1996, terminates on February 20, 1999 (or, if earlier, upon consummation of the Offer).

(7) Includes 495,673 Shares with respect to which executive officers and directors have the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 27,712 Shares held for the account of such persons under the TRIP; and 35,600 restricted Shares.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Company's Restated Certificate of Incorporation provides that there shall be three classes of directors. At each annual meeting of stockholders of the Company, successors to directors of the class whose term of office expires in that year are to be elected for a three-year term or until their successors have been duly elected and qualified. The total number of directors is fixed by the Board of Directors pursuant to authority granted it under the Company's Restated Certificate of Incorporation. The Board of Directors is presently comprised of six directors, one of whom is a salaried employee of the Company. The current terms of the three classes of directors expire at the 1997, 1998 and 1999 annual meetings, respectively.

RIGHT TO DESIGNATE DIRECTORS; PARENT'S DESIGNEES

  The Merger Agreement provides that promptly upon the purchase by Purchaser of such number of Shares which represents at least 50.1% of the outstanding Shares on a fully diluted basis pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate the Parent's Designees. The Merger Agreement requires the Company, at the request of Parent, to take all action necessary, including increasing the size of the Board or using reasonable best efforts to secure the resignations of incumbent directors to cause Parent's Designees to be elected under the circumstances described herein. The Merger Agreement provides, however, that at all times prior to the Effective Time of the Merger, the Board shall include at least two Continuing Directors. None of the Parent Designees will begin serving as directors of the Company until at least ten days after the date this Information Statement is filed with the Commission and mailed to the Stockholders of record.

  Following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors.

  It is expected that Parent's Designees may assume office at any time following the purchase of Shares by Purchaser pursuant to the Offer, which purchase may not be consummated prior to midnight on Tuesday, January 21, 1997 and that, upon assuming office, Parent's Designees will thereafter constitute at least a majority of the Board of Directors. To the extent the Board of Directors will consist of persons who are not Parent's Designees, the Company expects such persons will be Continuing Directors.

  Parent's Designees will be selected by Parent from among the individuals listed below. The Company has been informed that each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States, and, except as indicated otherwise, the business address of each person is One Zurn Place, Erie, Pennsylvania 16505.

                                          PRESENT PRINCIPAL OCCUPATION OR           PERIOD
       NAME         AGE AT 12/1/96  EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY     SERVED
       ----         --------------  -------------------------------------------     ------
Robert R. Womack          59       Chairman and Chief Executive Officer           Since 1995
                                   Director and Chief Executive Officer           Since 1994
                                   Independent Consultant                          1993-1994
                                   Vice Chairman and Chief Executive Officer       1990-1993
                                   (1992-1993) and President and Chief Operating
                                   Officer (1990-1992)--IMO Industries, Inc.,
                                   Lawrenceville, NJ (controls, pumps, and
                                   engineered power products)
Dennis Haines             43       General Counsel and Secretary                  Since 1993
                                   Associate General Counsel                       1989-1993
Robert D. Neary           63       Director                                       Since 1995
                                   Trustee Chairman and President, Armada Funds,  Since 1996
                                   Wilmington, DE (group of mutual funds)
                                   Co-Chairman, Ernst & Young LLP, Cleveland, OH   1984-1993
                                   (international accounting and consulting
                                   firm)
                                   Director, Cold Metal Products, Inc. (strip     Since 1994
                                   steel producer and service center processor)
Edward J. Campbell        68       Director                                       Since 1986
                                   President, JI Case Co., Racine, WI (farm        1992-1994
                                   and construction machinery and equipment)
                                   President, Newport News Shipbuilding, Newport   1979-1992
                                   News, VA (shipbuilding and repairing)
                                   Director of Global Marine, Inc. and Titan
                                   Wheel International

DIRECTORS OF THE COMPANY

  Set forth below is certain information concerning the Company's directors, including their classes and terms, ages, present principal occupations and business experience during the past five years and the period during which they have served as directors. The business address of each director is 17120 Dallas Parkway, Dallas, Texas 75248.
                       CLASS WHOSE TERM EXPIRES IN 1997

C. A. RUNDELL, JR.,
 age 65, director since
 October 1992........... Mr. Rundell serves as a consultant to and/or as a member of the boards of
                         directors of a number of companies. His business is conducted under the name
                         Rundell Enterprises, a sole proprietorship. Mr. Rundell is also a director of
                         Inter-Regional Financial Group, Inc., NCI Building Systems,
                         Inc., Tandy Brands
                         Accessories, Inc. and Tyler Corporation.

                       CLASS WHOSE TERM EXPIRES IN 1998

SCOTT G. ARBUCKLE,
 age 65, director since
 February 1990.......... Mr. Arbuckle has served as Chairman of the Board since April
                         1996, and as
                         President and Chief Executive Officer of the Company since
                         February 1990. Mr. Arbuckle previously served as Executive Vice
                         President of the Company and President of the HVAC Group from
                         April 1989 to February 1990. He joined United States Brass
                         Corporation ("US Brass"), an indirect, wholly owned subsidiary of the Company, in 1963.
WALTER C. MINNICK,
 age 54, director since
 April 1993............. Mr. Minnick served until February 1995 as President and Chief
                         Operating Officer, Chief Executive Officer and a director of TJ
                         International Inc., a manufacturer and distributor of specialty building products. From 1974 to 1979, Mr. Minnick was employed by TJ International in various other capacities, including
                         Corporate Secretary, National Manufacturing Manager and Vice
                         President, Division Operations. He is also a director of
                         MacMillan Bloedel, Ltd.
PAUL E. PRICE,
 age 62, director since
 February 1993.......... Mr. Price served in various capacities with The Quaker Oats
                         Company from 1972 until his retirement in June 1991 and, most recently, served as its Senior Vice-President, Finance and Chief
                         Financial Officer from 1988 until his retirement. He also served as President of the Fisher Price Toys division during 1990 and as Executive Vice-President of the International Grocery
                         Products division of Quaker Oats in 1987 and 1988. Mr. Price is also a director of DeSoto, Inc. and Xytronyx, Inc.

                       CLASS WHOSE TERM EXPIRES IN 1999

FRANK J. MORGAN,
 age 71, director since
 April 1989............. Mr. Morgan served as Chairman of the Board of the Company from
                         December 1990 to April 1996. Mr. Morgan served as President and
                         Chief Operating Officer of The Quaker Oats Company, an
                         international marketer of foods, pet foods and toys, from 1983 to 1990. Prior thereto, he held various positions with Quaker
                         Oats since 1964. He is also a director of The Molson Companies
                         Limited.
JOHN H. DEININGER,
 age 64 director since
 April 1989............. Mr. Deininger serves as a consultant to and/or an investor in a number of companies. His business is conducted under the name
                         J.D. Investments, Inc. He also has served as the Chairman of the
                         Board of Pawnee Rotation Molding Co., L.P. since May 1995. He served as President, Chief Executive Officer and a director of
                         Union City Body Co., L.P., from October 1993 to October 1994. He served as Executive Vice President of Illinois Tool Works, Inc.,
                         a manufacturer of industrial products and components from 1986 through 1990.

BOARD MEETINGS AND COMMITTEES

  During 1995 (the last full fiscal year of the Company), the Board of Directors of the Company held 6 meetings. Each of the directors of the Company attended at least 75 percent of the aggregate total number of meetings of the Board of Directors and meetings of any committee of the Board on which that director served and which took place subsequent to his election as a director. The Board of Directors has standing Audit, Compensation and Executive Committees. It does not have a standing Nominating Committee.

  The Audit Committee reviews the scope and results of the audit by the Company's independent auditors, makes recommendations to the Board as to the selection of independent auditors and has approval authority with respect to services provided by the independent auditors. In addition, it reviews systems of internal control, reviews accounting policies and procedures and directs and supervises investigations into matters within the scope of its duties. The members of this committee are Messrs. Deininger (chairperson), Morgan, Rundell, Minnick and Price. The Audit Committee met 2 times in 1995.

  The Compensation Committee reviews the cash compensation of management personnel and takes action on all salary changes for certain management personnel. In addition, it administers all aspects of the various management stock incentive plans and awards stock-based compensation to executive officers and employees of the Company. The members of this committee are Messrs. Minnick (chairperson), Morgan, Deininger, Rundell and Price. The Compensation Committee met 4 times in 1995.

  The Executive Committee has, and may exercise, when the Board of Directors is not in session, the powers of the Board of Directors in the management of the business and affairs of the Company. The Executive Committee does not have the power to change the membership or fill vacancies in the Board of Directors or in the Executive Committee. The members of the Committee are Messrs. Morgan (Chairperson), Rundell and Arbuckle. The Executive Committee met 5 times in 1995.

DIRECTORS' FEES AND COMPENSATION

  Directors who are not employees of the Company or any of its subsidiaries receive for their services a retainer fee of $16,000 per annum payable in cash or in shares of the Company's Common Stock and a fee of $800 in cash for each Board or committee meeting attended. In addition, each chairperson of a committee of the Board who is not an employee of the Company or any subsidiary receives for his services as chairperson a retainer fee of $2,000 per annum payable in cash or in shares of the Company's Common Stock. If a director elects to receive the retainer fee in shares of Common Stock, the Company transfers shares of treasury stock to the directors in payment of such fees at the time of, or shortly after, the first meeting of the Board of Directors following the annual meeting of shareholders of the Company based on the market value of the Company's Common Stock at that time. Cash payments, if elected, are also made at that time. Non-employee directors who are elected to the Board between annual shareholder meeting dates are entitled to receive a pro rata portion of the retainer fees for their services based on the number of days from the date of their election until the next annual meeting of shareholders. Directors who are employees of the Company or any subsidiary do not receive any fees for Board or committee service. The Company reimburses all directors for travel, lodging and related expenses they may incur in attending Board and committee meetings.

  In 1992, the Company adopted a retirement plan for directors of the Company who are not employees of the Company or any of its subsidiaries. Under the plan, an eligible director who has three or more years of credited service as a director is entitled to receive upon his or her retirement from the Board of Directors an annual payment in cash equal to the amount of the per annum director retainer fee in effect for the year in which he or she retired. The annual retirement entitlement is payable for a period of years equal to the number of years he or she served as a Board member but not to exceed 10 years.

                       EXECUTIVE OFFICERS OF THE COMPANY

  Set forth below are the names, ages, titles with the Company, and principal occupations and employment for the past five years of the executive officers of the Company.

NAME AND AGE                             OFFICE AND EXPERIENCE

Scott G. Arbuckle, 65....Chairman of the Board, President and Chief Executive
                         Officer. Mr. Arbuckle has served as Chairman of the Board since April 1996 and as President and Chief Executive Officer since February 1990. Mr. Arbuckle previously served as Executive Vice President of Eljer Industries and President of HVAC Group. He joined US Brass in 1963.

James A. Harris, 39......Executive Vice President. Mr. Harris has served in his current position since January 1996 and also serves as the President of Eljer Manufacturing, Inc. Mr. Harris previously served as Vice President-Sales and Marketing of Eljer Industries from January 1992 to December 1995. Prior to January 1992, Mr. Harris served as Vice President-Marketing.

Brooks F. Sherman, 36....Vice President-Finance, Chief Financial Officer and
                         Treasurer. Mr. Sherman has served in his current position since June 1995. Mr. Sherman previously served as Controller, Treasurer and Assistant Secretary from April 1991 to June 1995 and as Controller and Assistant Secretary from 1989 to April 1991.

James F. Thomason, 62....Vice President-Manufacturing. Mr. Thomason has served in his current position since April 1991, having previously served as Group President-Selkirk/Dry N.A. from April 1990 to April 1991. Prior to joining Eljer Industries, Mr. Thomason served in various management positions with Kohler Company, most recently as Vice President-Operations for Plumbing and Specialty Products, International.

George W. Hanthorn, 49...Vice President-General Counsel and Secretary. Mr.
                         Hanthorn has served in this position since October 1994. Mr. Hanthorn previously served as Senior Vice President-General Counsel and Secretary of Greyhound Lines, Inc., Dallas, Texas, a publicly-held transportation services company, from 1990 to 1994, and as Vice President, General Counsel and Secretary of Greyhound Lines, Inc. from 1987 to 1990.

Nancy J. Duricic, 42.....Vice President-Human Resources. Ms. Duricic has
                         served in her current position since January 1996. Ms. Duricic previously served as Director-Human Resources from June 1995 to December 1995, as Director-Compensation and Benefits from January 1992 to June 1995, and as Manager of Employee Benefits from September 1990 to January 1992.

Steven M. Rodman, 42.....Vice President-Sales and Marketing. Mr. Rodman has
                         served in his current position since January 1996, having previously served as Eljer Manufacturing, Inc.'s Vice President-Consumer Sales since joining the Company in August 1992. Mr. Rodman previously served as Director of Sales for Artesian Plumbing Products, Mansfield, Ohio, a privately-held plumbing fixture manufacturer.

Gerald J. Morris, 56.....Controller and Assistant Secretary. Mr. Morris has
                         served in his current position since June 1995 and has held a variety of division controllership positions since joining the Company in February 1981, most recently as Controller-Manufacturing.

G. Michael Morrell, 60...Managing Director, European Operations. Mr. Morrell
                         has served in his current position since March 1994. Mr. Morrell was a self-employed consultant prior to March 1994 and held several senior management positions with subsidiaries of Household International, Inc., the Company's former parent, prior to April 1989.

                   EXECUTIVE COMPENSATION AND OTHER MATTERS

COMPENSATION SUMMARY

  The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid to the CEO and the other four most highly compensated executive officers of the Company whose combined salary and bonus for 1995 exceeded $100,000 (collectively, the "named executive officers") for the years indicated.

                          SUMMARY COMPENSATION TABLE

                                                                      LONG TERM COMPENSATION
                                                                 ---------------------------------
                                   ANNUAL COMPENSATION                   AWARDS          PAYOUTS
                         --------------------------------------- ---------------------- ----------
                                                       OTHER                 SECURITIES
                                                       ANNUAL    RESTRICTED  UNDERLYING             ALL OTHER
NAME AND                                              COMPEN-       STOCK     OPTIONS/     LTIP      COMPEN-
PRINCIPAL POSITION       YEAR SALARY($) BONUS($)(3) SATION($)(4) AWARD($)(5)  SARS(#)   PAYOUTS($) SATION($)(6)
------------------       ---- --------- ----------- ------------ ----------- ---------- ---------- ------------
Scott G. Arbuckle,       1995  400,000    200,000      25,954         --       25,000    577,500     387,227(7)
 President and CEO       1994  371,000    194,775      35,115         --       35,000        --      153,963(7)
                         1993  350,000    250,000      41,970         --       50,000        --      392,216(7)
James A. Harris,         1995  156,343     56,596      13,629         --       10,000    137,830       6,506
 Executive V.P. &        1994  144,095     60,520      13,629      44,688      15,000        --        6,578
 President of Eljer      1993  125,300     75,180      13,359      38,438       8,000        --        5,049
 Manufacturing, Inc.
James F. Thomason,       1995  198,278     79,708      15,267         --       10,000    196,900       8,339
 V.P. Manufacturing      1994  189,740     79,691      15,522         --       15,000        --        8,914
                         1993  179,000    107,400      15,149         --        8,000        --        7,512
George W. Hanthorn,      1995  200,000     66,400      12,790         --          --      88,612         --
 V.P., General Counsel   1994   41,667     10,416       3,135         --       15,000        --          --
 & Secretary(1)          1993      --         --          --          --          --         --          --
G. Michael Morrell,      1995  145,043     68,837       3,528         --       10,000     95,286         --
 Managing Director,      1994  103,965     72,236       2,521      70,000         --         --          --
 European Operations(2)  1993      --         --          --          --          --         --          --

--------
(1) Mr. Hanthorn became an employee of the Company in October 1994.

(2) Mr. Morrell became an employee of the Company in April 1994. Amounts indicated were paid in British pounds sterling and have been converted to United States dollars on the basis of $1.578 per pound sterling.

(3) Annual bonus amounts are earned and accrued during the fiscal years indicated and paid in the following year.

(4) Amounts consist of automobile lease payments made by the Company, tax planning services and club dues for certain of the executives.

(5) As of December 31, 1995, the only restricted Shares outstanding that were granted to the named executive officers were as follows: Mr. Harris, 5,000 in 1993 and 5,000 in 1994; and Mr. Morrell, 10,000 in 1994. The aggregate value of these restricted Shares is based on the closing sales price of the Company's Common Stock on the date of the grant. The restricted period with respect to such Shares for Mr. Harris terminated on February 16, 1996 for those granted in 1993, and will terminate on February 15, 1997 for those granted in 1994. The restricted period with respect to such Shares for Mr. Morrell will terminate on April 19, 1997.

(6) Except as noted in footnote 7 below, these amounts represent matching contributions by the Company to the TRIP and the defined contribution portion of the Eljer Supplemental Benefit Plan (see "Defined Benefit and Other Retirement Plans" below) on behalf of the named individuals.

(7) With respect to Mr. Arbuckle, these amounts include lump sum retirement payments of $369,834 in 1995, $135,333 in 1994, $377,816 in 1993 earned pursuant to the pension related benefit portion of the Eljer Supplemental Benefit Plan. The payments reflect benefits as of December 31, 1995, December 31, 1994 and December 31, 1993, respectively, a significant amount of which Mr. Arbuckle earned prior to becoming President and Chief Executive Officer of the Company.

OPTION/SAR GRANTS

  The following table sets forth certain information with respect to options to purchase Common Stock granted during the year ended December 31, 1995 to each of the named executive officers.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR




                                     INDIVIDUAL GRANTS
                         -----------------------------------------
                         NUMBER OF  % OF TOTAL                      POTENTIAL REALIZABLE
                         SECURITIES  OPTIONS/                         VALUE AT ASSUMED
                         UNDERLYING    SARS                        ANNUAL RATES OF STOCK
                          OPTIONS/  GRANTED TO EXERCISE            PRICE APPRECIATION FOR
                            SARS    EMPLOYEES   PRICE                  OPTION TERM(1)
                                                                   -------------------------
                          GRANTED   IN FISCAL    PER    EXPIRATION
NAME                       (#)(2)      YEAR     SHARE      DATE      5%(3)         10%(4)
----                     ---------- ---------- -------- ---------- ----------    -----------
Scott G. Arbuckle.......   25,000     22.3%     $5.88    2/22/05      $92,369       $234,080
James A. Harris.........   10,000      8.9%     $5.88    2/22/05      $36,947       $ 93,632
James F. Thomason.......   10,000      8.9%     $5.88    2/22/05      $36,947       $ 93,632
George W. Hanthorn(5)...      --        --        --         --           --             --
G. Michael Morrell......   10,000      8.9%     $5.88    2/22/05      $23,917(6)    $ 55,737(7)

--------
(1) The values shown are based on the indicated assumed annual rates of appreciation compounded annually. Actual gains realized, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the values shown in this table will be achieved.

(2) Options granted in 1995 did not include stock appreciation rights
    ("SARs").

(3) Represents an assumed market price per share of Common Stock of $9.57, unless otherwise noted.

(4) Represents an assumed market price per share of Common Stock of $15.24, unless otherwise noted.
(5) George W. Hanthorn was awarded no options in 1995. His most recent award was October 17, 1994, which is Mr. Hanthorn's initial hire date.
(6) Represents an assumed market price per share of Common Stock of $8.27.
(7) Represents an assumed market price per share of Common Stock at $11.45.

OPTION/SAR EXERCISES

  The following table sets forth certain information with respect to the exercise of options to purchase Common Stock and SARs during the year ended December 31, 1995, and the unexercised options held and the value thereof at that date, by each of the named executive officers.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAREND OPTION/SAR VALUES

                                                NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED          IN-THE-MONEY
                           SHARES                  OPTIONS/SARS AT           OPTIONS/SARS AT
                          ACQUIRED    VALUE      FISCAL YEAREND (#)         FISCAL YEAREND ($)
                         ON EXERCISE REALIZED ------------------------- --------------------------
NAME                         (#)       ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE  UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ------------ -------------
Scott G. Arbuckle.......     -0-       -0-      106,046      85,000        78,670       249,764
James A. Harris.........     -0-       -0-       27,725      27,375        20,327        90,984
James F. Thomason.......     -0-       -0-       31,300      27,500        20,421        91,015
George W. Hanthorn......     -0-       -0-        3,750      11,250        13,593        40,781
G. Michael Morrell......     -0-       -0-          -0-      10,000           -0-        48,750

LONG-TERM INCENTIVE PLAN AWARDS

  The Long-Term Incentive Plan provides for awards based on performance units to key executives. Units are earned based on the achievement of corporate performance goals established by the Compensation Committee.

  The Performance Target for the three-year period ended December 31, 1995 Performance Period was based on cumulative earnings per share excluding certain unusual items. Results achieved were 110% of the target level.

                                                         TARGET   PAYOUT AMOUNT
                                                         AWARD   @110% OF TARGET
                                                        -------- ---------------
Scott G. Arbuckle...................................... $525,000    $577,500
James A. Harris........................................  125,300     137,830
James F. Thomason......................................  179,000     196,900
George W. Hanthorn.....................................   80,555      88,611
G. Michael Morrell.....................................   86,624      95,286

DEFINED BENEFIT AND OTHER RETIREMENT PLANS

  The following table illustrates the amount of annual pension benefits on a straight-life annuity basis for eligible employees retiring at age 65 in the specified remuneration and years-of-service classifications under the Retirement Plan, the Excess Plan and Supplemental Plan discussed below. Offsets for Social Security payments and other offsets provided for in the plans are reflected in this table.

                              PENSION PLAN TABLE

                                           YEARS OF SERVICE AT RETIREMENT
                                    --------------------------------------------
REMUNERATION                           15       20       25       30       35
------------                        -------- -------- -------- -------- --------
$  150,000......................... $ 30,662 $ 40,883 $ 51,103 $ 61,324 $ 71,545
   200,000.........................   41,912   55,883   69,853   83,824   97,795
   300,000.........................   64,412   85,883  107,353  128,824  150,295
   400,000.........................   86,912  115,883  144,853  173,824  202,795
   500,000.........................  109,412  145,883  182,353  218,824  255,295
   750,000.........................  165,662  220,883  276,103  331,324  386,545
 1,500,000.........................  334,412  445,883  557,353  668,824  780,295

  The Retirement Plan for Salaried Employees of Eljer Manufacturing, Inc. (the "Retirement Plan") is a noncontributory, defined benefit plan for certain of its salaried employees. The amount of a participant's pension benefits depends primarily on years of employment, age at retirement and average annual compensation (salary plus bonus, whether paid in cash or stock) for the five successive highest-paid employment years out of the employee's last 10 years of employment. Participants become fully vested in their accrued pension benefits after five years of service.

  The Retirement Plan was amended effective December 31, 1995, to freeze compensation for benefit purposes at 1995 levels. In addition, benefit service for participants under age 50 as of December 31, 1995, has been frozen; participants age 50 or over continue to accrue service for benefit purposes. All compensation received after 1995 is excluded in the determination of benefits; all service after 1995 is excluded except for participants over the age 50 on December 31, 1995.

  The Company maintains two non-qualified, unfunded benefit plans (the "Excess Plan" and the "Supplemental Plan") pursuant to which benefits of certain participants under the Retirement Plan and TRIP, are supplemented to account for limitations imposed on benefits under these plans by the Internal Revenue Code of 1986, as amended (the "Code"). Benefits under the Excess Plan are determined by reference to an employee's benefits under the Retirement Plan and benefits under the Supplemental Plan are determined by reference to an employee's benefits under the Retirement Plan and TRIP calculated in each case without regard to the contribution and benefit limitations contained in the Code. In calculating an employee's benefits under the TRIP related portion of the Supplemental Plan, amounts credited to an employee under such plan are deemed to be invested in shares of Common Stock. Generally, benefits under the Excess Plan and the Retirement Plan related portion of the Supplemental Plan are payable at the time and in the form benefits are payable to an employee under the Retirement Plan and benefits under the TRIP related portion of the Supplemental Plan are payable in a single sum payment following an employee's termination of employment with the Company or its participating subsidiaries, death or disability. The Board has authorized the Eljer Pension Committee to administer the Excess Plan and the Retirement Plan portion of the Supplemental Plan and the Eljer TRIP Administrative and Investment Committee to administer the TRIP related portion of the Supplemental Plan; provided that the Board determines in each case the methods by which benefits are accumulated and distributed (such as the timing and form of benefit payments) under the Excess Plan and the Supplemental Plan. The amendment to the Retirement Plan discussed above is also applicable to the Excess Plan in the same manner it affects benefits and service earned under the Retirement Plan. The Company's obligations under the Supplemental Plan and the Excess Plan are partially secured by the assets of a grantor trust held by Wachovia Bank of North Carolina, N.A., as trustee.

  For purposes of determining the benefits under the Retirement Plan, the Excess Plan and the Supplemental Plan for the named executive officers, credited years of service and the amount of covered compensation (salary plus bonuses paid in cash or stock) for 1995 are as follows: Mr. Arbuckle, 33 years and $594,775; Mr. Harris, seven years and $216,863; Mr. Thomason, six years and $277,969; and Mr. Hanthorn, two years and $210,416. In calculating credited years of service, years of service with Household International, Inc. prior to the spin-off of the Company have been taken into account.

  The Company maintains TRIP, which is a defined contribution plan intended to constitute a qualified plan under Section 401(a) of the Code containing a salary reduction feature, pursuant to which eligible employees of the Company and its participating subsidiaries who are not covered by a collective bargaining agreement may elect to contribute a portion of their compensation on a before-tax and/or an after-tax basis and the Company and its participating subsidiaries make matching contributions in an amount not exceeding 50% of each employee's compensation contributed to TRIP up to 6% of the employee's compensation. TRIP was amended effective January 1, 1996 to include a profit sharing contribution referred to as "TRIP+" based, in part, on each employee's years of credited service under TRIP. TRIP+ contributions range from 2% of an employee's compensation to 9% of an employee's compensation. Employees' contributions, matching contributions, and TRIP+ contributions are subject to certain restrictions and limitations imposed on TRIP by the Code and the maximum amount of compensation that can be considered under TRIP on behalf of an employee for 1996 is $150,000. Employees' may, subject to certain limitations contained in TRIP, elect to invest their TRIP accounts in certain investment funds, including a fund consisting primarily of Common Stock.

  Mr. Morrell is covered by a retirement plan of Selkirk Manufacturing Limited, an indirect wholly-owned subsidiary of the Company. The plan provides for an annual retirement benefit to Mr. Morrell, beginning at age 60, equal to two-thirds of his final average compensation. Final average compensation means the average annual compensation during the last three years of Mr. Morrell's employment. The amount of covered compensation for 1995 to Mr. Morrell was $217,279.

EXECUTIVE COMPENSATION (INCLUDING TERMINATION OF EMPLOYMENT) AGREEMENTS

  Mr. Arbuckle entered into an agreement with the Company in 1991 that provides for, among other things, certain continued compensation in the event of (i) termination of Mr. Arbuckle's employment by the Company prior to age 65 for any reason other than willful and deliberate misconduct or disability for a specified period that prevents him from reasonably performing his duties or
(ii) resignation of employment prior to age 65 by reason of reassignment to a lesser rank or status, reduction of salary, benefits or target bonus, or reassignment to a geographic area more than 50 miles from his residence as of the date the agreement was executed.

  In the event Mr. Arbuckle's employment is terminated or he resigns for any such reason described above, he will be entitled for 18 months thereafter to
(i) continued salary (prorated for the partial year), (ii) continued target bonuses (prorated for the partial year) and (iii) continuation of pension accrual, savings plan contributions, deferred compensation (if any) and medical and life insurance benefits or, in each case under this clause (iii), the economic equivalent thereof. Benefit plan accruals that would be payable on a deferred basis were he to continue in employment, may, at the Company's option, be deferred or payable in an actuarially equivalent lump sum at the end of the 18-month period.

  Messrs. Harris and Thomason entered into agreements with the Company in 1991. Mr. Hanthorn entered into an agreement with the Company in 1994. They are identical to Mr. Arbuckle's agreement, except that (i) the continuation of compensation provisions apply if the officer's employment is terminated or he resigns (for the same reasons set forth in Mr. Arbuckle's agreement) prior to the termination of the agreement (rather than at any time prior to age 65) and
(ii) the period of continued compensation post-employment is 12 months (rather than 18 months). The agreements with Messrs. Harris and Thomason were originally scheduled to terminate on May 1, 1995, and the agreement with Mr. Hanthorn was originally scheduled to terminate on October 17, 1995. The term of each of the agreements with Messrs. Harris, Thomason and Hanthorn is, however, renewed automatically for successive one-year periods unless the Company notifies the officer at least 90 days prior to the scheduled termination date of the agreement (as originally fixed or as extended) of the Company's election not to extend the agreement beyond such date. The term of the agreements with Messrs. Harris, Thomason and Hanthorn were automatically extended the additional one year period.

  Mr. Morrell entered into an agreement with the Company in 1994 with terms that are substantially the same as those contained in the agreements with Messrs. Harris, Thomason and Hanthorn, with one exception. The term of the agreement has no expiration date.

CHANGE-IN-CONTROL AGREEMENTS

  The Company has entered into agreements with Messrs. Harris, Thomason, Hanthorn and Morrell and four other officers of the Company, providing severance benefits in the event their employment is terminated within two years following a change-in-control of the Company. The provisions of these agreements supersede the provisions of the compensation agreements described above to the extent that those provisions would apply following a change-in-control of the Company.

  Under these agreements, a "change-in-control" is defined as the occurrence of any one of the following: (i) the acquisition by a person or entity of shares of stock of the Company representing 25 percent or more of the combined voting power of the stock of the Company; (ii) a change in the majority of the Board of Directors; or (iii) shareholder approval of a liquidation of the Company, a sale or disposition of all or substantially all of the Company's assets or a merger, consolidation or reorganization of the Company.

  If the employment of an officer who is a party to a change-in-control agreement is terminated by the Company other than for "cause" within two years following a change-in-control, or if such an officer voluntarily terminates his or her employment within such time period for "good reason", then the officer will be entitled to the following severance benefits: (i) two times the officer's highest annual base salary while employed by the Company; (ii) two times the greater of (a) the officer's average annual bonus over the preceding three years or (b) the officer's target bonus for the year in which the change-in-control occurs; (iii) the officer's unpaid base salary and accrued vacation pay through the date of employment termination; and (iv) two years of continued coverage under welfare benefit plans, pension plans and profit sharing plans (however, in the event an officer receives substantially similar benefits from a subsequent employer, the coverage under the officer's change-in- control agreement will be discontinued).

  Mr. Arbuckle also has entered into a change-in-control agreement with terms similar to those summarized above. However, in addition to the methods of termination entitling officers to payment under the agreements described above, Mr. Arbuckle's severance benefits also will be payable upon any voluntary termination of his employment within the two-year period following a change-in-control. Mr. Arbuckle's severance benefits will consist of the following: (i) three times his highest annual base salary while employed by the Company; (ii) three times the greater of (a) his average annual bonus over the preceding three years or
(b) his target bonus for the year in which the change-in-control occurs; (iii) his unpaid base salary and accrued vacation pay through the date of employment termination; and (iv) three years of continued coverage under welfare benefit plans, pension plans, and profit sharing plans (except that if Mr. Arbuckle receives substantially similar benefits from a subsequent employer, the continued coverage under his change-in-control agreement will be discontinued).

  Upon a change-in-control of the Company, all outstanding awards granted under the Company's Long- Term Executive Incentive Compensation Plan and the 1995 Long-Term Incentive Plan shall also become fully vested, exercisable and/or payable.

  The Company's obligations under the change-in-control agreements with all of the officers of the Company are partially secured by a cash-collateralized letter of credit in the amount of $2,500,000 held by Wachovia Bank of North Carolina, N.A., as trustee.

  Under the terms of the Merger Agreement, Parent has agreed to cause the Surviving Corporation to honor and perform all existing change-in-control agreements with the officers of the Company.

REPRICING OF OPTIONS

  In 1995, the Company did not adjust or amend the exercise price of stock options or SARs previously granted to any of the named executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Frank J. Morgan, who served on the Compensation Committee in 1995, served in a salaried executive office as Chairman of the Board in 1992. In 1993, the position of Chairman of the Board became a non-employee position.

                            COMPENSATION COMMITTEE

  The Company's executive compensation program is administered by the Compensation Committee. The Board designates the members and the Chairman of the committee. At the present time, the Compensation Committee consists of all of the directors who are not employees of the Company. The Compensation Committee establishes the general compensation policies of the Company, establishes the compensation plans and specific compensation levels for executive officers and administers the Company's Executive Incentive Compensation Program, 1991 Long-Term Performance Plan, 1995 Long-Term Incentive Plan and the Long-Term Executive Incentive Compensation Plan and awards stock-based compensation to executive officers and employees of the Company.

  The following is a report submitted by members of the Compensation Committee addressing the Company's compensation policy as it related to the executive officers for fiscal 1995. The report and the information herein under "Executive Compensation--Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules, except for the required disclosure herein, or to the liabilities established under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") and such information shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Exchange Act.

                     REPORT OF THE COMPENSATION COMMITTEE

To the Shareholders of Eljer Industries, Inc.:

  As members of the Compensation Committee of the Board of Directors (the "Committee") it is our responsibility to review and set compensation levels of the executive officers of the Company, evaluate the performance of management and consider management succession and related matters.

  The Committee retains the services of Hewitt Associates LLC, a compensation and benefits consulting firm ("Hewitt Associates"), to provide information to the Committee to assist it in connection with the performance of its duties. Hewitt Associates provides advice to the Committee with respect to the compensation of executive officers of the Company. The Committee takes into account the performance of the Company and how compensation paid by the Company compares to compensation paid by a comparator group of companies. Members of the Committee also review various compensation surveys provided during the year by Hewitt Associates and other firms specializing in executive compensation. In 1995, these surveys included reports of middle market manufacturing and service companies, and the market data of general industry companies of similar size. Salaries for the executives are reviewed by the Committee on an annual basis and may be increased at that time on the basis of salary increase guidelines established each year by the Company, the individual performance, and changes in pay levels at the comparator companies and in industry in general. This group is referenced for establishing all components of pay. The Committee believes that this group is the most representative comparator group of companies for establishing competitive levels of executive pay. Competitors chosen for comparison purposes in the compensation area generally are not the same companies which comprise the peer group index in the performance graph included in this Proxy Statement. The Committee believes that the Company's most direct competitors for executive talent are not necessarily those companies that would be included in the peer group established for comparing shareholder returns.

  In establishing executive compensation, the Committee neither bases its decisions entirely on quantitative relative weights of various factors, nor does it follow a mathematical formula. Rather, the Committee exercises discretion and makes judgments after considering all factors that are deemed relevant, including the achievement of certain objective targets set by the Committee relating to the Company's financial performance. In establishing each component of pay, the Committee considers the entire pay package.

  Executive compensation policies are designed to use executive pay as incentive to promote the Company's overall business strategies, values and management initiatives. The policies are intended to (i) attract and retain those kinds of executives who are considered essential to the long-term success of the Company through the salaried administration program; (ii) support a performance-based environment that rewards achievement of established Company goals and corporate performance through the payment of cash awards annually; and (iii) reward executives for long-term strategic management and the enhancement of shareholder value through stock- based and long-term incentive awards. The total compensation program emphasizes variable compensation opportunities over time and encourages long-term stock ownership.

  Section 162(m) of the Omnibus Budget Reconciliation Act of 1993 (the "1003 Act") limits the deductibility of compensation in excess of $1 million paid to the Company's chief executive officer and the next four highest paid officers during any fiscal year, beginning with 1994, unless such compensation meets certain requirements.

  The Compensation Committee believes that the current Executive Compensation program is generally fully deductible. However, the Committee may occasionally grant restricted shares or compensation regarding the long-term incentive programs that are in excess of the $1 million limit and may not be deductible. Therefore, the Committee's policy is to retain the discretion to pay non-deductible compensation if that would be in the best interests of the Company and shareholders under the circumstances. Nonetheless, all taxable income for 1995 of the Chief Executive Officer and other named executive officers qualified as deductible by the Company.

  For 1995, as in years past, the Company's executive compensation program consisted of three elements of a total compensation program: base salary, annual incentive bonus and long-term, primarily stock-based, incentive compensation. This approach emphasizes the management of total compensation rather than the administration of separate components of pay. In its compensation decisions with respect to 1995, the Committee took particular note of the management skills, abilities and dedication needed in order for the Company to continue to make progress in resolving financial, legal and operating difficulties facing the Company. The Committee attempts to structure executive compensation packages so that the compensation paid to the Company's executive officers, both individually and collectively, will rank in the median range of the compensation reported by the comparator companies, and actual pay in 1995 fell within this range.

BASE SALARIES

  In establishing the base salaries for executive officers, the Committee considers the individual executive's level of responsibility. That responsibility is compared to compensation surveys provided in large part by Hewitt Associates. The Committee feels that a larger portion of executive compensation opportunity should consist of performance-based incentives. Consequently, the Company's salaries continue to average at the mid-point range of base salaries reported by comparator companies for the year 1995.

  On February 22, 1995, the salary of Scott G. Arbuckle, the Company's chief executive officer ("CEO"), was raised, by the Committee, from $371,000 to $400,000--an increase of approximately 8%. In fixing the CEO's salary, the Committee took into account the Company's continued financial and operational progress and determined that a merit base salary increase was in order. The Committee based the amount of the increase partly on industry comparative salaries for chief executive officers, which were higher than the CEO, and partly on industry averages for pay increases (3 1/2% to 4 1/2%) for chief executive officers.

ANNUAL INCENTIVES

  Bonuses awarded under the Executive Compensation Program consist of a discretionary portion and a non-discretionary portion that is based on the achievement of objectives established each year by the Committee. Bonus opportunities are established to approximate median practices among the comparator companies. Under the annual incentive plans, financial targets are set at levels approved by the Board of Directors and include specific accounting measures of success. In February 1995, the Committee established 1995 performance goals for the Company's executive officers. The Committee determined that 30% of each officer's bonus would be based on whether an earnings per share target was met; 30% on whether a return on net assets target was met; 20% on whether a net operating income (excluding unusual items) target was met; and, 20% would be discretionary with consideration given to the achievement of certain individual performance objectives established for each officer. This discretionary portion of annual earned awards was based on discretionary factors that reflected differences in individual contributions to the Company's success for the year.

  In February 1996, the Committee met, reviewed the continued improved operating performance of the Company in fiscal 1995, but determined that the net operating income target established by the Committee under the bonus program had not been met. Partial awards were given for achievement toward return on net assets and earnings per share objectives. The Committee also reviewed the CEO's and the other executive officers' success in meeting individual performance objectives. Based on its evaluation of all factors, the Committee concluded that the CEO and other executive officers achieved improvements in long-term financial performance and continued to position the Company for stability and future growth, and awarded commensurate bonuses. In total, the bonus payments either met or were slightly below target levels because the operating performance of the Company, and the executives' performance, averaged target performance levels. The Committee believes that the bonuses paid to the CEO and other executives for services in 1995, as a percentage of base salary, are in keeping with the improvements made to operations.

LONG-TERM INCENTIVES

  Long-term incentives provide a significant portion of total compensation for executives and encourage long-term stock ownership. Stock-based awards under the Long-Term Executive Incentive Compensation Plan strengthen the ability of the Company to attract, motivate and retain capable executives and more closely align the interests of management with those of shareholders. Long-term awards granted in 1995 under this plan consisted of non-qualified stock options. Unlike cash, the value of stock options and to a lesser extent restricted stock, will not be immediately realized by the executive. Stock options are granted with exercise prices equal to the prevailing market value of the underlying stock on the date of grant, and will only have value if the Company's stock price increases, resulting in a commensurate benefit for the Company's shareholders. Options granted in 1995 vest in equal amounts over four years and executives must be employed by the Company or an affiliate at the time of vesting in order to exercise the options. Restricted stock is subject to a restricted period during which the stock will be forfeited if the executive's employment is terminated and during which the stock cannot be transferred. The restricted period for awards granted is three years. Restricted stock awards are made for the hiring and retention of key executives. In establishing relative levels of stock options and restricted stock grants the Committee references marketplace practices in this regard.

  The Committee considers the grant of stock-based compensation to executive officers and key managers on an annual basis. The amount of stock-based compensation awarded is based upon the position held by an executive, his expected contribution to the Company's future growth and profitability and his current equity holdings. In granting stock-based compensation, the Committee considers awards reflected in compensation surveys and attempts to base awards at the mid-level indicated by the practices among the comparator companies. The Committee did not reprice any options in 1995, and has not considered it necessary to establish target stock ownership levels for its executive officers.

  In accordance with the foregoing guidelines, the CEO was granted options to purchase 25,000 shares of Common Stock in 1995. The Committee believes that top executives are best motivated by the opportunity for equity ownership and that fact, coupled with practices at the comparator companies, suggested these shares as an appropriate size of the option grant to the CEO.

  No awards previously granted under the Company's 1991 Long-Term Performance Plan were earned during the three-year performance period ended December 31, 1993 because performance targets were not achieved. In 1993, the Committee established new long-term incentive awards under the Company's 1991 Long-Term Performance Plan for the performance period ending December 31, 1995, and established the cumulative earnings per share targets (excluding certain unusual items) relating to those awards. Payouts to the Named Executive Officers for the 1993-1995 award period are shown in the Summary Compensation Table. The Committee has established a new long-term incentive program, the 1995 Long-Term Incentive Plan, designed to further strengthen the relationship between executive pay and shareholder value creation. The incentive awards under the 1995 Long-Term Incentive Plan will replace the annual grants of performance awards under the 1991 Long-Term Incentive Plan for the performance period beginning in 1995. Award opportunities under the 1995 Long-Term Incentive Plan will be directly tied to stock price growth. The Committee believes that the flexibility provided under the 1995 Long-Term Incentive Plan will best complement the existing stock option and restricted stock components of the Company's long-term incentive program, and will provide an effective means for further tieing the incentive opportunities of the Company's executives to shareholder value creation.

SUMMARY

  The Committee believes that executive compensation levels during fiscal 1995 adequately reflect the Company's compensation goals and policies.

                                     Compensation Committee

                                     Walter C. Minnick, Chairman
                                     Frank J. Morgan
                                     John H. Deininger
                                     C.A. Rundell, Jr.
                                     Paul E. Price

                       COMPARISON OF STOCKHOLDER RETURNS

  The following graph sets forth the cumulative total shareholder return for the Common Stock, the New York Stock Exchange Market Index and a Competitor Group Index for the years indicated as prescribed by SEC rules.

              COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN(1)
                         AMONG ELJER INDUSTRIES, INC.,
                NYSE MARKET INDEX AND COMPETITOR GROUP INDEX(2)



                             [GRAPH APPEARS HERE]



                                               1991   1992   1993   1994   1995
                                              ------ ------ ------ ------ ------
Company......................................  91.23 126.32  92.98  80.70 150.88
NYSE Market.................................. 129.41 135.50 153.85 150.86 195.61
Competitor Group............................. 140.77 189.36 238.01 166.79 229.89

--------
(1) Total return assuming reinvestment of dividends. Assumes $100 invested on January 1, 1991, in the Common Stock, the NYSE Market Index and a Company constructed competitor group index.

(2) The Company constructed competitor group consists of the following companies: Hughes Supply, Inc., Manville Corporation, Masco Corporation, Morgan Products Ltd., Noland Company, Nortek, Inc., Owens- Corning Fiberglass Corporation, Ply Gem Industries, Inc. and Waxman Industries, Inc. Total return calculations were weighted according to the respective company's market capitalization.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

  Section 16(a) of the Exchange Act requires directors and officers of the Company and persons who own more than 10 percent of the Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock. Directors, officers and more than 10 percent shareholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file.

  To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended December 31, 1995 (the Company's last full fiscal year), all filings applicable to its directors, officers and more than 10 percent beneficial owners were in compliance with Section 16(a) filing requirements.